

Mail Stop 3030

December 18, 2009

<u>Via U.S. Mail</u>

Mr. Randy Moseley
Chief Financial Officer
Swordfish Financial, Inc.
142 Wembley Way
Rockwall, TX   75032

   RE: **Swordfish Financial, Inc.**
      Item 4.01 Form 8-K
      Filed December 10, 2009
      File No. 0-07475

Dear Mr. Moseley:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief